Jon Jedliskowski

(704) 737-1143
jon@jonjedfilms.com

WORK EXPERIENCE:
The Babcock and Wilcox Company,
10/2008- Present
Manager of Policy and Information Retention
• Writing, developing, training, and overseeing compliance programs.
• Help his firm reach its goals of delivering advanced energy and operational solutions
• Played a pivotal role in the development of company-wide policy and records retention management

EDUCATION:
State University of New York
B.A., May,1992
Majors: Management

Edinboro University of Pennsylvania
B.A., May,1990
Majors: Economics

REFERENCE:
Available upon request